Exhibit 99.1

CERTIFICATE OF QUALIFIED PERSON: John I. Kyle

I, John I. Kyle, of Lyntek Inc., 1550 Dover Street, Lakewood, CO 80215, do hereby certify that:

1.	I graduated from the Colorado School of Mines with a Bachelor of Science Degree in Mining Engineering in 1974 and a Master’s degree in Business Administration in 1986 from Denver University.

2.	I am a Registered Professional Engineer in the State of Colorado. My registration number is 15882. I have been a member of the Society of Mining Engineers for over 20 years.

3.
I have worked in the mineral production industry for over 30 years.  I have been a resident mine engineer, chief engineer, corporate mine planning engineer, mine design engineer, project manager, principal mining engineer, financial and budgeting director, and vice president as my career has progressed. I have been primarily employed by Peabody Coal Company, Mobil Coal Producing, Inc. Echo Bay Mines, Ltd., Pincock Allen & Holt, and Lyntek Inc.

4.	I am currently employed as Vice President of Lyntek Inc.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the NI 43-101.

6.	I am responsible for this report with the exceptions of Sections 10 – 14, and 17.

7.	I am independent of Ur Energy USA Inc. as described in section 1.4 of NI 43-101.

8.
I have visited the property June 12th and 13th, 2006 and again on February 18 and 19, 2011 for siting of the plant and confirmation of drilling programs. This is the only work I have expended for the project. I have overseen and reviewed the Ur- Energy capital and operating costs for the uranium production facility.  For this certification, I have prepared and overseen the work and generation of the entire report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Amended NI-43-101 Preliminary Assessment for the Lost Creek Project - Sweetwater County, Wyoming dated April 2, 2008 and amended February 25, 2011 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 25 of February 2011.

/s / John I Kyle P.E.

John I Kyle P.E.